Worldwide Stages, Inc.

5000 Northfield Lane

Spring Hill, TN 37174

July 19, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Alyssa Wall

Re:	Worldwide Stages, Inc.
Offering Statement on Form 1-A Publicly Filed July 19, 2023
CIK No. 0001973742

Ladies and Gentlemen:

By letter dated June 22, 2023, we were advised that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it does not intend to review the Draft Offering Statement on Form 1-A (the “Draft Offering Statement”) of Worldwide Stages, Inc. (the “Company”), which was submitted to the Commission confidentially on June 15, 2023. We have today publicly filed the Offering Statement on Form 1-A (the “Public Offering Statement”) and we hereby request that the Commission approve the qualification of the Public Offering Statement as soon as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 390-7230. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Brown via email at gary.brown@nelsonmullins.com.

Sincerely,

Worldwide Stages, Inc.

By:	/s/ Kelly Frey, Sr.
Kelly Frey, Sr.
Chief Executive Officer

cc:	Gary M. Brown